

Mail Stop 4546

January 18, 2017

Michael Tardugno
President and Chief Executive Officer
Celsion Corporation
997 Lenox Drive, Suite 100
Lawrenceville, NJ 08648

> **Re: Celsion Corporation**
> **Registration Statement on Form S-1**
> **Filed December 23, 2016**
> **File No. 333-215321**

Dear Mr. Tardugno:

We have limited our review of your registration statement to those issues we have addressed in our comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1.   Please revise your prospectus prior to effectiveness to disclose the number of shares and warrants to be offered. For guidance, please refer to Rule 430A and Compliance Disclosure Interpretation, Securities Act Rules, Question 227.02.

Facing Page

2.   In your Fee Table, please revise to calculate the registration fee based on (i) the offering price for the common, (ii) the offering price for the warrants, and (iii) the exercise price of the warrants to cover the underlying common shares. For guidance, refer to Compliance Disclosure Interpretation, Securities Act Rules, Question 240.06.

Executive Compensation

3.   Please update your executive compensation disclosure to include your recently completed fiscal year.

Information Incorporated by Reference, page 2

4.   Please update this section to incorporate by reference your Current Report on Form 8-K filed on December 23, 2016.

Exhibit 5.1

5.   Please file a revised legality opinion that opines on whether the warrants will be a binding obligation of the registrant under the law of the jurisdiction governing the warrant agreement. For guidance, consider Section II.B.1.f of our Staff Legal Bulletin No. 19.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Jeffrey Gabor at (202) 551-2544 or Joseph McCann at (202) 551-6262 with any questions.

                                    Sincerely,

                                    /s/ Joseph McCann for

                                    Suzanne Hayes
                                    Assistant Director
                                    Office of Healthcare and Insurance

cc: Sam Zucker, Esq.
        Sidley Austin LLP